

DIVISION OF
CORPORATION FINANCE

June 4, 2013

<u>Via E-mail</u>
Mr. Charles Wagner, Jr.
Executive Vice President and Chief Financial Officer
Bruker Corporation
40 Manning Road
Billerica, MA 01821

> **Re: Bruker Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 000-30833**

Dear Mr. Wagner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 20. Business Segment Information, page 111

1.   We note the separate discussions of your Bruker MAT, Bruker BioSpin, and
        Bruker CALID operating segments in your *Q1 2013 Earnings Presentation*
        available on your website. It appears that the economic characteristics of these
        three operating segments may not be similar. Since you aggregate these
        segments, please provide us with your analysis under FASB ASC 280-10-50-11
        on which you based your conclusion.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 23

2.   We note from the *Q1 2013 Earnings Presentation* available on your website that
        lower than expected revenues in the quarter were due to, among other things,
        temporary operational issues. Please tell us more about these issues and quantify
        their impact on your revenues. Explain how you considered this in your
        disclosure in MD&A. Refer to Item 303(A) of Regulation S-K.

3.   Similarly, we note from the presentation that (i) Bruker MAT performance was
        impacted by weakness in global x-ray crystallography, and that within this group,
        Bruker Elemental and Bruker Nano Analytics divisions performed well due to the
        positive impact of new product introductions; (ii) Bruker BioSpin's revenues
        declined due to installation delays caused by magnet rework issues and delayed
        availability of liquid helium; (iii) Bruker BioSpin's operations were also impacted
        by the divestment of the French Power Electronics business and outsourcing
        Swiss electronics production; (iv) Bruker CALID had some temporary operational
        issues that impacted performance including a new ERP system and processes in
        Germany and organization and management changes; and (v) that BEST exited
        the iSCFL business. Please describe these issues to us in greater detail and
        quantify their impact on your segment results. Explain to us how you concluded
        that these issues should not be discussed in MD&A. Refer to Item 303(A) of
        Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding our comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant